SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

SIGNATURE
EX-99.1 ANNOUNCEMENT DATED JUNE 9, 2005

     PetroChina Company Limited (the “Registrant”) is furnishing under the cover of Form 6-K, the Registrant’s announcement with respect to its acquisition of certain overseas assets.

     This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Registrant’s plan to complete the acquisition of the overseas assets and the transfer of PetroChina International to the Newco by December 2005 and February 2006, respectively;

•	the anticipated effects of the contemplated transactions, including:

–	increasing the Registrant’s reserves and production in a cost effective manner;

–	enabling the Registrant to become an international oil and gas company with significant overseas oil and natural gas assets;

–	creating synergies for the Registrant’s international operations ; and

–	improving the Registrant’s financial performance and realizing optimal shareholder value;

•	the Registrant’s other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failure or delay in achieving production from development projects;

•	change in demand for competing fuels in the target market;

•	continued availability of capital and financing;

•	general economic, market and business conditions;

•	changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

•	other factors beyond the Registrant’s control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: June 10, 2005	By:	/s/ Li Huaiqi
		Name:	Li Huaiqi
		Title:	Company Secretary